EXHIBIT 99.16

Guardian 8 Supplies Pro V2 Enhanced Non-Lethal Devices to Select School Districts Around the Country

Early Adopters Aiming to Reduce Incidents of Violence in Schools

SCOTTSDALE, AZ--(Marketwired - Jun 16, 2015) - Guardian 8 Corporation, the wholly owned operating subsidiary of Guardian 8 Holdings (OTCQB: GRDH), a leading provider of Enhanced Non-Lethal (ENL) defense technologies, today announced that it has partnered with several school districts around the country to deploy the Pro V2 Enhanced Non-Lethal device as part of a pilot program aimed at reducing incidents of violence in schools between students and other students, students and teachers, and students and staff.

According to a 2013 U.S. Department of Education study (Indicators of School Crime and Safety: 2013), there were over 3,700 nonfatal victimizations and over 2,000 incidences of assaults and serious violence A DAY in U.S. schools during 2012 among students ages 12-18. A greater number of adolescent students also experienced more theft and violent crime victimizations at school than away from school in 2012.

While continuing research is underway to examine the causes and correlations of such behaviors as well as current trends, common sense dictates that creating a safe school environment is critical to a child's academic success.

Guardian 8 has supplied Pro V2 units and training to Laredo Independent School District (TX), Cleveland Metro School District (OH), and Spokane Public Schools (WA). A mix of armed, unarmed, sworn, and non-sworn security personnel will be carrying the device to help de-escalate and document potentially violent encounters on campus while also providing a non-lethal defense tool, if needed.

Eric Myers, Training Headmaster at Guardian 8, stated, "Based on the trainings we've conducted with these departments, we know that officers are excited about the Pro V2's non-lethal and documentation capabilities. They see that it's a great fit for politically-sensitive school environments, especially when it comes to protecting officers and documenting unfortunate and unavoidable use of force encounters with students."

Steve Cochennet, CEO of Guardian 8, indicated, "With the success of Pro V2 deployment in these pilot school districts (as well as others), Guardian 8 hopes to expand its presence as a preferred intermediate option for school districts whose security officers are charged with overseeing the safety and protection of students and teachers throughout the country. In addition, we are beginning to work with non-profit foundations like Project School Safe to expand our national K-12 school security initiative."

About Guardian 8 Holdings

Guardian 8 Holdings, through its wholly owned operating subsidiary, Guardian 8 Corporation, is the developer and manufacturer of the Pro V2, an enhanced non-lethal (ENL) response to threats that revolutionizes how companies keep workplaces safe and mitigate risk. The Pro V2 is a defensive device that provides any operator with non-lethal means to protect themselves and others, allowing time for law enforcement response, while initiating communication and incident recording. The Pro V2 is an intermediate option for response to aggressive subjects, developed as a solution for security professionals seeking a flexible tool with a layered defense approach. Guardian 8 was awarded the "Campus Safety BEST Award" for 2014 in the personal gear and equipment category, one of "Ten Companies to Watch" in March 2014 by the Phoenix Business Journal, and an ASIS Accolades Award for "Security's Best." To learn more about the company and its personal protection product line, visit www.Guardian8.com. Follow Guardian 8 on LinkedIn, YouTube, Facebook and Twitter.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21B of the Securities Exchange Act of 1934, as amended. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be "forward-looking statements."

Such statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. Such statements involve risks and uncertainties, including but not limited to: any implied or perceived benefits resulting from pilot program; the actual number of school districts participating in the program; Guardian 8's ability to expand its K-12 presence; the actual domestic sales revenue to be derived from the deployment of the Pro V2 device in K-12 schools; Guardian 8's and its subsidiaries business prospects; Guardian 8's ability to raise sufficient funds to satisfy its working capital requirements; Guardian 8's ability to meet its debt obligations; the ability of Guardian 8 to execute its business plan; benefits of the G8 Pro V2 device; any other effects resulting from the information disclosed above; risks and effects of legal and administrative proceedings and government regulation; future financial and operational results; competition; general economic conditions; and the ability to manage and continue growth. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

Important factors that could cause actual results to differ materially from the forward-looking statements Guardian 8 makes in this press release include market conditions and those set forth in reports or documents it files from time to time with the SEC. Guardian 8 undertakes no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONTACT INFORMATION

Media Contact
Dan Hill
Guardian 8 Corporation
7432 E. Tierra Buena Lane, Suite 102
Scottsdale, AZ 85260
O: 480-426-1975
dan@guardian8.com

Investor Relations
Will Grove
Vice President of Finance
Guardian 8 Corporation
7432 E. Tierra Buena Lane, Suite 102
Scottsdale, AZ 85260
O: 480-426-1014
will@guardian8.com